Exhibit 99.1

Exhibit 99.1

Risk and Capital

Management

Pillar 3

3Q20

Contents

Objective 1

Key indicators 1

PrudentialMetrics and Risk Management 2

KM1: Key metrics at consolidated level 2

OVA:Bank risk management approach 3

Scope and main characteristics of risk management 3

Risk and Capital Governance 3

Risk Appetite 4

Risk Culture 5

Stress Testing 5

Recovery Plan 6

Capital Adequacy Assessment 6

Capital Adequacy 7

OV1: Overview of risk-weighted assets (RWA) 7

Composition of Capital 8

CCA: Main features of regulatory capital instuments 8

CC1: Composition of regulatory capital 8

CC2: Reconciliation of regulatory capital to balance sheet 10

Institutions that comprise the Financial Statement of ltau Unibanco Holding 11

Non Consolidated Institutions 13

Material Entities 13

Leverage Ratio 14

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) 14

LR2: Leverage ratio common disclosure 14

Liquidity Ratios 15

LIQA:Liquidity Risk Management Information 15

Framework and Treatment 15

LIQ1:Liquidity Coverage Ratio (LCR) 16

LIQ2:Net Stable Funding Ratio (NSFR) 17

Market Risk 18

MRA: Qualitative disclosure requirements related to market risk 18

MR1: Market risk under standardized approach 19

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) 20

MR2: RWA flow statements of market risk exposures under an IMA 22

Exposures subject t o market risk 22

MR3: IMA. values for trading portfolios 22

MR4: Comparison of VaR estimates with gains/losses 22

Backtesting 22

Total Exposure associated with Derivatives 23

Other Risks 24

Insurance products,pension plans and premium bonds risks 24

Social and Environmental Risk 24

Model Risk 25

Regulatory or Compliance Risk 25

Reputational Risk 25

Country Risk 27

Business and Strategy Risk 27

Contagion Risk 27

Operational Risk 27

Crisis Management and Business Continuity 28

Independent Validati on of Risk Models 29

Glossary of Acronyms 30

Glossary of Regulations 32

Risk and Capital Management – Pillar 3

Objective

This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,930, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital ("Patrimônio de Referência" - PR), and the compensation of management members[1].

The referred Circular brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy.

Key indicators

Itaú Unibanco's risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on September 30, 2020, are summarized below.

Common Equity Tier I Ratio
10.7%
June 30, 2020: 10.4%

Tier I Ratio
12.4%
June 30, 2020: 12.1%

Total Capital Ratio
13.7%
June 30, 2020: 13.5%

Common Equity Tier I
R$ 113,910 million
June 30, 2020: R$ 108,119 million

Tier I
R$ 132,272 million
June 30, 2020: R$ 126,214 million

Total Capital
R$ 146,894 million
June 30, 2020: R$ 140,650 million

RWA
R$ 1,068,739 million
June 30, 2020: R$ 1,040,622 million


RWA Composition
8.9%
2.4%
88.7%
8.7%
2.6%
88.7%
06/30/2020
09/30/2020
Credit Risk
Market Risk
Operational Risk

Credit Risk Exposure
R$ 948,063 million
June 30, 2020: R$ 922,909 million


Composition of Credit Risk Exposure¹
06/30/2020
5.7%
18.9%
41.8%
33.6%
09/30/2020
5.7%
19.0%
41.8%
33.5%
Securities
Retail
Non Retail
Other Exposure

[1] Classification according to Circular BACEN 3,644 and subsequent amendments.

[1] Compensation of management members data is reported annually.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Additional Tier I Capital and Total Capital ratios.

On September 30, 2020, the Total Capital (PR) reached R$ 146,894 million, R$ 132,272 million of Tier I and R$ 14,622 million of Tier II.

R$ million	09/30/2020	06/30/2020	03/31/2020	12/31/2019	09/30/2019
Available capital (amounts)					
Common Equity Tier 1 (CET1)	113,910	108,119	107,668	117,328	113,235
Tier 1	132,272	126,214	124,980	128,696	124,856
Total capital	146,894	140,650	139,218	140,596	136,755
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,068,739	1,040,622	1,043,517	891,300	887,513
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	10.7%	10.4%	10.3%	13.2%	12.8%
Tier 1 ratio (%)	12.4%	12.1%	12.0%	14.4%	14.1%
Total capital ratio (%)	13.7%	13.5%	13.3%	15.8%	15.4%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%) [1]	1.25%	1.25%	2.5%	2.5%	2.5%
Countercyclical buffer requirement (%) [2]	0.0%	0.0%	0.0%	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) [3]	2.25%	2.25%	3.5%	3.5%	3.5%
CET1 available after meeting the bank's minimum capital requirements (%)	3.3%	3.1%	1.6%	4.3%	3.9%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	1,914,229	1,853,479	1,743,174	1,546,564	1,509,172
Basel III leverage ratio (%)	6.9%	6.8%	7.2%	8.3%	8.3%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	328,202	283,267	186,705	170,004	152,914
Total net cash outflow	168,331	158,126	112,841	114,035	100,642
LCR (%)	195.0%	179.1%	165.5%	149.1%	151.9%
Net Stable Funding Ratio					
Total available stable funding	932,718	892,597	811,680	733,242	699,997
Total required stable funding	754,386	728,795	695,135	599,963	595,943
NSFR (%)	123.6%	122.5%	116.8%	122.2%	117.5%

(1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

(2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 36,127/20), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.

(3) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,193.

The Total Capital Ratio reached 13.7% on September 30, 2020, increasing 20 basis points when compared to June 30, 2020. This increase was a result of our net income in the period and a decrease in the prudential adjustments, which refers to the deduction of tax credits, offset by an increase in the Credit Risk-Weighted Assets (RWA_{CPAD}).

Besides, Itaú Unibanco has a R$ 61,395 million capital excess in relation to its minimum required Total Capital. It corresponds to 570 basis points above the minimum requirement (8%) and higher than the Capital Buffer requirement of 225 basis points (R$ 24,046 million). Considering the Capital Buffers, the capital excess would be 345 basis points.

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Risk and Capital Management – Pillar 3

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2020, fixed assets ratio reached 25.5%, showing a surplus of R$ 35,984 million.

OVA – Bank risk management approach

Scope and main characteristics of risk management

To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring of capital and risk.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows:

• Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution;

• Risk culture: the institution’s risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item “Risk Culture”;

• Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;

• Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions;

• Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services;

• Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution’s reputation.

On August 21, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements.

Risk and Capital Governance

The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC.

Itaú Unibanco

Risk and Capital Management – Pillar 3

Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF).

To support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and to ensure the accordance with the established rules and procedures.

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

• in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks;

• in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

Risk Appetite

Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund- raising and proper use of capital.”

Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

• Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings.

• Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

• Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

• Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

• Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are

Itaú Unibanco

Risk and Capital Management – Pillar 3

monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy.

Risk Culture

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussions and actions on the institution’s risks, and each and everyone’s responsibility for risk management.

Besides the risk management policies, procedures and processes, the institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation.

Stress Testing

The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

Itaú Unibanco

Risk and Capital Management – Pillar 3

Recovery Plan

In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System.

Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items:

I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy;

II. Institution’s essential services: activities, operations or services which discontinuity could compromise the bank’s viability;

III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan;

IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity;

V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy;

VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders;

VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco.

This plan is reviewed annually and is subjected to the approval of the Board of Directors.

With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates.

Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes.

Capital Adequacy Assessment

For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows:

• Identification of material risks and assessment of the need for additional capital;

• Preparation of the capital plan, both in normality and stress situations;

• Internal assessment of capital adequacy;

• Structuring of capital contingency and recovery plans;

• Preparation of management and regulatory reports.

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907.

Itaú Unibanco

Risk and Capital Management – Pillar 3

The result of the last ICAAP – dated as of December 2019 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	09/30/2020	06/30/2020	09/30/2020
Credit Risk: standardized approach	**948,063**	**922,909**	**75,845**
Credit risk (excluding counterparty credit risk)	776,410	752,718	62,113
Counterparty credit risk (CCR)	56,801	58,348	4,544
Of which: standardized approach for counterparty credit risk (SA-CCR)	35,054	37,903	2,804
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	21,747	20,445	1,740
Credit valuation adjustment (CVA)	9,408	9,910	753
Equity investments in funds - look-through approach	5,564	6,021	445
Equity investments in funds - mandate-based approach	286	278	23
Equity investments in funds - fall-back approach	134	1,499	11
Securitisation exposures - standardized approach	-	-	-
Amounts below the thresholds for deduction	99,460	94,135	7,957
Market risk	**27,884**	**25,237**	**2,231**
Of which: standardized approach	34,855	31,547	2,788
Of which: internal models approach (IMA)	24,314	23,988	1,945
Operational risk	**92,792**	**92,476**	**7,423**
Total	**1,068,739**	**1,040,622**	**85,499**

The increase of R$ 28,117 million in the Risk-Weighted Assets (RWA) was mainly driven by an increase in the Credit Risk Weighted Assets (RWA_{CPAD}) due to the foreign exchange variation and an increase in the loan portfolio during the period. The growth in the Market Risk-Weighted Assets (RWA_{MINT}) was driven by a variation in the General Interest Rate Risk.

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Risk and Capital Management – Pillar 3

Composition of Capital

CCA: Main features of regulatory capital instruments

The table CCA - Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section Reports, Pillar 3 and Global Systemically Important Banks.

CC1: Composition of regulatory capital

09/30/2020

		Value (R$ Thousand)	Balance Sheet Reference
Common Equity Tier I: instruments and reserves			
1	Instruments Eligible for the Common Equity Tier I	97,148,000	(k)
2	Revenue reserves	34,141,682	(l)
3	Other revenue and other reserve	287,522	(m)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital)	11,176,764	(j)
6	**Common Equity Tier I before regulatory adjustments**	**142,753,968**	
Common Equity Tier I: prudential adjustments			
7	Prudential adjustments related to the pricing of financial instruments	404,847	
8	Goodwill (net of related tax liability)	5,080,082	(e)
9	Intangible assets	8,925,374	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998	4,494,057	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(900,683)	
15	Actuarial assets related to defined benefit pension funds	-	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	907,212	(n)
17	Reciprocal cross-holdings in common equity	-	
18	Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	
19	Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments	6,907,719	
21	Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common Equity Tier I, disregarding specific deductions	-	
22	Amount that exceeds 15% of the Common Equity Tier I	3,025,499	
23	Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	1,863,005	
25	Of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization	1,162,494	
26	National specific regulatory adjustments	-	
26.a	Deferred permanent assets	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	
26.d	Increase of unauthorized capital	-	
26.e	Excess of the amount adjusted of Common Equity Tier I	-	
26.f	Deposit to cover capital deficiency	-	
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	-	(i)
26.h	Excess of resources invested on permanent assets	-	
26.i	Total capital detached	-	
26.j	Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory	-	
27	Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes	-	
28	**Total regulatory deductions from the Common Equity Tier I**	**28,844,107**	
29	**Common Equity Tier I**	**113,909,861**	
Additional Tier I Capital: instruments			
30	Instruments eligible for the Additional Tier I Capital	18,246,691	
31	Of which: classified as equity under applicable accounting standards	-	
32	Of which: classified as liabilities under applicable accounting standards	18,246,691	
33	*Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect*	-	
34	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group additional Tier 1 capital)	115,790	
35	*Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect*	-	
36	Additional Tier I Capital before regulatory adjustments	18,362,481	

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Risk and Capital Management – Pillar 3

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**18,362,481**	
45	**Tier I**	**132,272,342**	
Tier II: instruments			
46	Instruments eligible for Tier II	6,657,378	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	7,889,025	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	75,360	
49	Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	
51	**Tier II before regulatory adjustments**	**14,621,763**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**14,621,763**	
59	**Referential Equity (Tier I + Tier II)**	**146,894,105**	
60	**Total risk-weighted assets**	**1,068,739,469**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**10.7%**	
62	**Tier I Ratio**	**12.4%**	
63	**BIS Ratio**	**13.7%**	
64	**Additional Capital Buffers (% of RWA)**	2.25%	
65	Of which: capital conservation buffer requirement	1.25%	
66	Of which: bank-specific countercyclical buffer requirement	0.0%	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	**Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)**	**3.3%**	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	1,390,233	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	10,521,303	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	24,268,045	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	*Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect*	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	*Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect*	7,889,025	
85	*Amount excluded from Tier II due to the line 84 limit*	31,556,101	

9

Itaú Unibanco

Risk and Capital Management – Pillar 3

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			09/30/2020
Comparison of balance sheets – Assets [1]	**Consolidated Balanced Sheet**	**Prudential**	**Ref. Appedix I** [2]
Assets			
Current assets and Long-term receivables	2,073,488	1,845,490	
Cash and cash equivalents	101,034	46,959	
Interbank investments	326,336	378,929	
Securities and derivative financial instruments	628,176	405,345	
Interbank accounts	130,798	130,799	
Interbranch accounts	396	396	
Loan, lease and other credit operations	639,120	639,953	
Other receivables	244,684	240,234	
Tax credit and Actuarial Assets	-	35,897	
Tax credits arising from income tax losses and social contribution	-	6,910	(b)
Credits resulting from temporary differences	-	28,892	(c)
Actuarial assets related to defined benefit pension funds	-	95	(d)
Other	-	204,338	
Other assets	2,944	2,873	
Permanent assets	36,632	60,352	
Investments	16,225	41,357	
Goodwill based on the expectation of future profitability	-	1,036	(e)
investments in companies that are similar to financial institutions and insurance companies	-	8,218	(f)
investments in the capital of financial institutions	-	11,074	(a)
Other	-	21,029	
Real estate in use	6,403	5,913	
Goodwill and Intangible assets	14,004	13,082	
Goodwill based on the expectation of future profitability	-	4,044	(e)
Intangible assets	-	8,925	(h)/(i)
Deferred permanent assets	-	-	(g)
Other	-	112	
Total assets	**2,110,120**	**1,905,842**	
Liabilities			
Current and Long-term Liabilities	1,984,550	1,760,267	
Deposits	765,019	775,343	
Deposits received under securities repurchase agreements	315,624	315,847	
Funds from acceptances and issuance of securities	139,782	139,783	
Interbank accounts	50,623	50,622	
Interbranch accounts	10,225	10,228	
Borrowings and onlending	91,073	91,073	
Derivative financial instruments	78,426	78,448	
Technical provision for insurance, pension plan and capitalization	218,584	-	
Other liabilities	295,194	298,924	
Social and statutory	-	8,729	
Tax credits arising from income tax losses and social contribution	-	3,462	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	199	(d)
Other	-	5,068	
Other	-	290,195	
Deferred income	3,203	3,218	
Non-controlling interest in subsidiaries	11,808	11,688	(j)
Stockholders' equity	130,559	130,670	
Capital	97,148	97,148	(k)
Other Revenues and Other Reserves	(971)	288	(m)
Revenue reserves	35,289	34,142	(l)
(Treasury shares)	(907)	(907)	(n)
Total liabilities and stockholders' equity	**2,110,120**	**1,905,842**	

[1] Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

[2] Prudential information that is presented in the Template CC1 of this document.

10

Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country[2]	% Equity share on capital
AJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	98.36%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S/A	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Banco Itauleasing S.A.	Brazil	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
FIDC Nao Padronizados NPL I	Brazil	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Brazil	100.00%
Fundo Even II Kinea FII	Brazil	100.00%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	99.19%
Goal Performance	Argentina	100.00%
Goal Performance II	Argentina	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panama) S.A.	Panama	34.16%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	34.15%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	34.27%
Itaú CorpBanca	Chile	39.22%
Itaú CorpBanca Colombia S.A.	Colombia	34.16%
Itaú CorpBanca New York Branch	United States	39.22%
Itaú Corredores de Bolsa Limitada	Chile	39.22%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	94.33%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.[3]	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	34.44%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco S.A., Tokyo Branch	Japan	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações	Brazil	100.00%
Kinea CO-Investimento Fundo de Investimento Imobiliario	Brazil	99.90%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.66%
Kinea II Macro Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%

(1) As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

(2) The institutions operate in their respective countries of origin.

(3) Current name of Verbank Securities Casa de Bolsa S.A.

11

Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the financial statements and the Prudential Consolidation(1) Country (2) % Equity share on capital

Kinea Oportunidade FI RF Credito Privado Brazil 88.34%

Kinea Ventures FIP Brazil 100.00%

Licania Fund Limited Cayman Islands 100.00%

Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Brazil 50.00%

MCC S.A. Corredores de Bolsa Chile 100.00%

Microinvest S.A. Soc. de Crédito a Microempreendedor Brazil 100.00%

OCA Dinero Electrónico S.A. Uruguay 100.00%

OCA S.A. Uruguay 100.00%

Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior Brazil 100.00%

RedeCard S.A. Brazil 100.00%

RT Itaú DJ Tĺtulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 100.00%

RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento Brazil100.00%

RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00%

(1) As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

(2) The institutions operate in their respective countries of origin.

Institutions that comprise only the Financial Statements Country (1) % Equity share on capital

Aj II Tĺtulos Públicos Fundo de Investimento Renda Fixa Referenciado DI Brazil 57.95%

Albarus S.A. Paraguay 100.00%

Ank Platform S.A. Argentina 100.00%

BICSA Holdings, Ltd. Cayman Islands 100.00%

Borsen Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00%

CGB II SPA Chile 100.00%

CGB III SPA Chile 100.00%

Cia. Itaú de Capitalização Brazil 100.00%

Estrel Serviços Administrativos S.A. Brazil 100.00%

FC Recovery S.A.U. Argentina 100.00%

FIC Promotora de Vendas Ltda. Brazil 50.00%

iCarros Ltda. Brazil 100.00%

IGA Participações S.A. Brazil 100.00%

Investimentos Bemge S.A. Brazil 86.81%

Itaú Administração Previdenciária Ltda. Brazil 100.00%

Itaú Administradora General de Fondos S.A. Chile 39.22%

Itaú Asesorĺas Financieras Limitada Chile 39.22%

Itaú Asia Limited Hong Kong 100.00%

Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión Argentina 100.00%

Itaú Bahamas Directors Ltd. Bahamas 100.00%

Itaú Bahamas Nominees Ltd. Bahamas 100.00%

Itaú BBA International (Cayman) Ltd. Cayman Islands 100.00%

Itaú BBA México, S.A. de C.V. México 100.00%

Itaú BBA Trading S.A. Brazil 100.00%

Itaú Chile Inversiones, Servicios y Administracion S.A. Chile 100.00%

Itaú Consultoria de Valores Mobiliários e Participações S.A. Brazil 100.00%

Itaú Corredor de Seguros Colombia S.A. Colombia 31.37%

Itaú Corredores de Seguros S.A. Chile 39.22%

Itaú Corretora de Seguros S.A. Brazil 100.00%

Itaú Europa Luxembourg S.A. Luxembourg 100.00%

Itaú Gestão de Vendas Ltda. Brazil 100.00%

Itaú Institucional Renda Fixa Fundo de Investimento Brazil 100.00%

Itaú International Holding Limited United Kingdom 100.00%

Itaú Participação Ltda. Brazil 100.00%

Itaú Rent Administração e Participações Ltda. Brazil 100.00%

Itaú Seguros S.A. Brazil 100.00%

Itaú Unibanco Comercializadora de Energia Ltda.(2) Brazil 100.00%

Itaú USA Asset Management Inc. United States 100.00%

Itaú Vida e Previdência S.A. Brazil 100.00%

Itauseg Participações S.A. Brazil 100.00%

Itauseg Saúde S.A. Brazil 100.00%

Itauseg Seguradora S.A. Brazil 100.00%

ITB Holding Brasil Participações Ltda. Brazil 100.00%

IU Corretora de Seguros Ltda. Brazil 100.00%

Karen International Limited Bahamas 100.00%

Kinea Investimentos Ltda. Brazil 80.00%

Maxipago Serviços de Internet Ltda. Brazil 100.00%

(1) The institutions operate in their respective countries of origin.

(2) Current name of Linear Comercializadora de Energia Ltda.

Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise only the Financial Statements Country (1) % Equity share on capital

MCC Asesorĺas SpA Chile 100.00%

MCC Securities Inc. Cayman Islands 100.00%

Mundostar S.A. Uruguay 100.00%

Nevada Woods S.A. Uruguay 100.00%

Proserv - Promociones y Servicios, S.A. de C.V. Mexico 100.00%

Provar Negócios de Varejo Ltda. Brazil 100.00%

Recaudaciones y Cobranzas Limitada Chile 39.22%

Recovery do Brasil Consultoria S.A. Brazil 100.00%

RT Alm 5 Fundo de Investimento Renda Fixa Brazil 100.00%

RT Alm Soberano 2 Fundo de Investimento Renda Fixa Brazil 100.00%

RT Defiant Multimercado - Fundo de Investimento Brazil 100.00%

RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento Brazil 100.00%

RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado Brazil 100.00%

RT Nation Renda Fixa - Fundo de Investimento Brazil 100.00%

RT Valiant Renda Fixa - Fundo de Investimento Brazil 100.00%

SAGA II SPA Chile 100.00%

SAGA III SPA Chile 100.00%

Topaz Holding Ltd. Cayman Islands 100.00%

Tulipa S.A. Brazil 100.00%

Uni-Investment International Corporation Cayman Islands 100.00%

Unión Capital AFAP S.A. Uruguay 100.00%

Zup I.T. Soluções em Informatica LTDA. Brazil 52.96%

(1) The institutions operate in their respective countries of origin.

Non Consolidated Institutions

Non consolidated Institutions Country (1) % Equity share on capital

BSF Holding S.A. Brazil 49.00%

Compañia Uruguaya de Medios de Procesamiento S.A. Uruguay 31.47%

Conectcar Soluções de Mobilidade Eletrônica S.A. Brazil 50.00%

Gestora de Inteligência de Crédito S.A. Brazil 20.00%

Kinea Private Equity Investimentos S.A. Brazil 80.00%

Olĺmpia Promoção e Serviços S.A. Brazil 50.00%

Porto Seguro Itaú Unibanco Participações S.A. Brazil 42.93%

Pravaler S.A. Brazil 52.62%

Rias Redbanc S.A Uruguay 25.00%

Tecnologia Bancária S.A. Brazil 28.95%

XP Inc. Cayman Islands 46.05%

(1) The institutions operate in their respective countries of origin.

Material entities

Total assets, stockholders’ equity, country and the activities of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

R$ million 09/30/2020 06/30/2020

Institutions Country Activity Total Assets Equity Total Assets Equity

Banco Itaú Argentina S.A. (1) Argentina Financial institution 10,465 1,091 10,130 1,039

Banco Itaú BBA S.A. (1) Brazil Financial institution 4,479 3,358 3,625 3,307

Banco Itaú Consignado S.A. (1) Brazil Financial institution 28,379 2,720 28,514 2,576

Banco Itaú Paraguay S.A. (1) Paraguay Financial institution 18,685 2,437 17,904 2,243

Banco Itaú (Suisse) SA (1) Switzerland Financial institution 8,078 1,304 7,826 1,223

Banco Itaú Uruguay S.A. (1) Uruguay Financial institution 30,228 2,829 27,992 2,672

Banco Itaucard S.A. (1) Brazil Financial institution 125,942 10,467 114,848 10,672

Banco Itauleasing S.A. (1) Brazil Financial institution 12,550 12,453 12,578 12,403

Cia. Itaú de Capitalização Brazil Premium Bonds 3,934 340 3,933 318

Dibens Leasing S.A. - Arrendamento Mercantil (1) Brazil Leasing 10,072 5,102 10,034 5,092

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1) Brazil Consumer Finance Credit 6,145 1,200 6,123 1,170

Hipercard Banco Múltiplo S.A. (1) Brazil Financial institution 15,457 4,584 14,504 4,587

Itau Bank, Ltd. (1) Cayman Islands Financial institution 9,453 4,806 9,106 4,635

Itau BBA International plc (1) United Kingdom Financial institution 40,888 7,382 42,399 7,094

Itau BBA USA Securities Inc. (1) United States Broker 3,074 2,792 2,971 2,709

Itauseg Seguradora S.A. Brazil Insurance 95 80 95 80

Itaú CorpBanca (1) Chile Financial institution 220,159 16,646 214,950 15,910

Itaú Corpbanca Colombia S.A. (1) Colombia Financial institution 41,354 4,112 42,207 4,089

Itaú Corretora de Valores S.A. (1) Brazil Broker 5,781 1,887 5,670 1,743

Itaú Seguros S.A. Brazil Insurance 5,988 1,914 6,162 1,997

Itaú Unibanco S.A. (1) Brazil Financial institution 1,534,749 103,412 1,517,873 99,956

Itaú Vida e Previdência S.A. Brazil Pension Plan 215,884 3,124 215,891 3,163

Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (1) Brazil Consumer Finance Credit 10,384 933 10,151 921

RedeCard S.A. (1) Brazil Acquirer 64,426 17,253 58,471 17,218

(1) Institutions included in the Prudential Conglomerate.

Itaú Unibanco

Risk and Capital Management – Pillar 3

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

As required by BACEN Circular Letter 3,706, Itaú Unibanco monthly reports to BACEN the Leverage Ratio, which minimum requirement is of 3%.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	09/30/2020
Total consolidated assets as published financial statements	2,110,121
Adjustment from differences of consolidation	(204,278)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	1,905,843
Adjustments for derivative financial instruments	30,168
Adjustment for securities financing transactions (ie repos and similar secured lending)	20,993
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	131,627
Other adjustments	(174,402)
Total Exposure	**1,914,229**

LR2: Leverage ratio common disclosure

R$ million	09/30/2020	06/30/2020
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,389,812	1,356,344
Adjustments for equity items deducted in the calculation of Tier I	(36,274)	(37,792)
Total exposure shown in the Balance Sheet	**1,353,538**	**1,318,551**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	45,739	53,962
Potential future gains from derivatives transactions	20,440	11,389
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(6,367)	(5,259)
Reference value for credit derivatives	16,777	14,596
Adjustment of reference value calculated for credit derivatives	(2,707)	(1,778)
Total exposure for derivative financial instruments	**73,882**	**72,909**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	317,090	301,710
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	20,993	18,200
Amount of counterparty credit risk in transactions as intermediary	17,099	14,287
Total exposure for repurchase transactions and securities lending	**355,182**	**334,197**
Off-balance sheet items		
Reference value of off-balance sheet transactions	397,903	391,347
Adjustment for application of FCC specific to off-balance sheet transactions	(266,276)	(263,525)
Total off-balance sheet exposure	**131,627**	**127,822**
Capital and Total Exposure		
Tier I	**132,272**	**126,214**
Total Exposure	**1,914,229**	**1,853,479**
Leverage Ratio		
Basel III Leverage Ratio	**6.9%**	**6.8%**

14

Itaú Unibanco

Risk and Capital Management – Pillar 3

Liquidity Ratios

LIQA: Liquidity Risk Management Information

Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses.

In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution’s risk appetite.

The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution’s risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators.

The control of the liquidity risk is carried out by an area that is independent of the busin ess areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú U nibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments.

Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL - LCR) and the Long Term Liquidity Statement (DLP - NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support:

Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions;

Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators;

Reports and graphs that describe risk positions;

Concentration indicators of funding providers and time.

The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

Itaú Unibanco

Risk and Capital Management – Pillar 3

LIQ1: Liquidity Coverage Ratio (LCR)

09/30/2020 (1) 06/30/2020 (1)

Valores não Valores ponderados Total unweighted Total weighted value ponderados value

(R$ mil) (2) (R$ mil) (3) (In thousand R$)(2) (In thousand R$)(3)

High Quality Liquidity Assets (HQLA)

Total High Quality Liquid Assets (HQLA) 328,201,878 283,267,075

Cash Outflows (4)

Retail deposits and deposits from small business customers, of which: 386,643,952 33,870,923 351,999,297 31,063,219

Stable deposits 204,524,718 10,226,236 185,688,168 9,284,409

Less stable deposits 182,119,234 23,644,687 166,311,129 21,778,810

Unsecured wholesale funding, of which: : 299,828,126 133,139,277 277,616,331 124,675,718

Operational deposits (all counterparties) and deposits in networks of cooperative banks 1,087,943 54,397 1,087,942 54,397

Non-operational deposits (all counterparties) 297,648,172 131,992,869 274,042,103 122,135,035

Unsecured debt 1,092,011 1,092,011 2,486,286 2,486,286

Secured wholesale funding 17,332,091 17,000,911

Additional requirements, of which: 262,320,919 38,841,634 263,484,262 39,250,562

Outflows related to derivative exposures and other collateral requirements 51,838,493 24,405,718 52,006,973 24,792,039

Outflows related to loss of funding on debt products 1,040,851 1,040,851 1,086,425 1,086,426

Credit and liquidity facilities 209,441,575 13,395,065 210,390,864 13,372,097

Other contractual funding obligations 57,913,478 57,913,478 57,404,850 57,404,850

Other contingent funding obligations 104,928,981 15,229,091 97,429,411 16,280,259

Total Cash Outflows 296,326,494 285,675,519

Cash Inflows (4)

Secured lending (eg reverse repos) 222,580,285 1,690,972 180,238,863 1,620,674

Inflows from fully performing exposures 30,676,243 19,690,928 33,732,232 21,607,290

Other cash inflows 117,841,998 106,613,140 116,199,254 104,321,460

TOTAL CASH INFLOWS 371,098,526 127,995,040 330,170,349 127,549,424

Valor Total Valor Total

Ajustado (5) Ajustado (5)

Total HQLA 328,201,878 283,267,075

Total net cash outflows 168,331,454 158,126,095

Liquidity Coverage Ratio (%) 195.0% 179.1%

(1) Corresponds to 65 daily average observations at 3Q20 and 61 daily at 2Q20

(2) Total balance off the cash inflows or outflows

(3) After aplication of weighting factors

(4) Potential cash outflows (Outflows e) and inflows (inflows e)

(5) Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 328.2 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 168.3 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 195.0%, above the limit of 100%, and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

Itaú Unibanco

Risk and Capital Management – Pillar 3

LIQ2: Net Stable Funding Ratio (NSFR)

Value per residual effective maturity term (R$ thousand)

09/30/2020 No Maturity (1) Lower than six Greater than or equal to Greater than or equal Weighted Value (2)

months (1) six months, and lower to 1 year (1) (In thousand R$)

than 1 year (1)

Capital - - - 205,763,003 205,763,003

Reference Equity, gross of regulatory deductions - - - 144,206,910 144,206,910

Other capital instruments not included in line 2 - - - 61,556,093 61,556,093

Retail Funding: 194,407,147 223,825,537 3,253,762 13,086,412 403,131,858

Stable Funding 119,029,805 93,702,526 389,241 270,638 202,736,102

Less Stable Funding 75,377,342 130,123,011 2,864,521 12,815,774 200,395,756

Wholesale Funding: 66,522,241 640,438,576 47,841,073 137,996,387 320,956,814

Operational deposits and deposits of member cooperatives 4,168,936 - - - 2,084,468

Other Wholesale Funding 62,353,305 640,438,576 47,841,073 137,996,387 318,872,346

Opertions in which the institution acts exclusively as

intermediary, not undertaking any rights or obligations, even if - 68,783,2299,559,418 554,800 -

contingent

Other liabilities, in which: 91,552,036 152,316,618 116,543 2,808,410 2,866,681

Derivatives whose replacement values are lower than zero 37,546,045 - -

Other liability or equity elements not included above 91,552,036 114,770,573 116,543 2,808,410 2,866,681

Total Available Stable Funding (ASF) 932,718,356

Required Stable Funding (RSF) (3)

Total NSFR high quality liquid assets (HQLA) 17,724,671

Operational deposits held at other financial institutions - - - - -

Performing loans and securities (financial institutions, - 515,696,442108,932,845407,200,882493,876,249 corporates and central banks)

Performing loans to financial institutions secured by Level 1 HQLA - 15,534,993 - - 1,553,499

Performing loans to financial institutions secured by non-Level 1

HQLA and unsecured performing loans to financial institutions - 41,801,845 7,023,693 26,406,059 35,372,633

Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of - 432,709,245 87,136,939 231,713,504 316,886,734 which:

With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644. - - - - -

Performing residential mortgages, of which: - 5,125,041 4,703,558 76,325,534 62,173,915

Which are in accordance to Circular 3,644, 2013, art. 22 - - - 47,689,008 34,097,671

Securities that are not in default and do not qualify as HQLA,

including exchange-traded equities - 20,525,318 10,068,655 72,755,785 77,889,468

Operations in which the institution acts exclusively as

intermediary, not undertaking any rights or obligations, even if - 73,344,748 7,254,221 911,657 -

contingent

Other assets, in which: 5,443,154 212,552,699 9,467,383 134,371,008 225,144,550

Transactions with gold and commodities, including those with expected physical settlement -

Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central - - 33,107,068 28,141,008 counterparty.

Derivatives whose replacement values are higher than or equal to - - 29,885,504 2,529,068

Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of - - 1,877,302 1,877,302 variation margin

All other assets not included in the above categories 5,443,154 212,552,699 9,467,383 69,501,134 192,597,172

Off-balance sheet transactions 17,640,303

Total Required Stable Funding (RSF) 754,385,773

NSFR (%) 123.6%

(1) Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).

(2) Corresponds to the amount after application of weighting factors.

(3) Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

Total Adjusted Value Total Adjusted Value

R$ million 09/30/2020 (1) 06/30/2020 (1)

Total Available Stable Funding (ASF) 932,718,356 892,597,087

Total Required Stable Funding (RSF) 754,385,773 728,794,547

NSFR (%) 123.6% 122.5%

(1) Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 932.7 billion in the third quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 754.4 billion in the third quarter, which are mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 123.6%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

Itaú Unibanco

Risk and Capital Management – Pillar 3

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

• Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;

• Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;

• Increase transparency as to how the business works to optimize results;

• Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and

• Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the

Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular

3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

• Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;

• Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);

• Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;

• Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value (“MtM - Mark to Market”); and

• Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

• Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

• Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and

Itaú Unibanco

Risk and Capital Management – Pillar 3

- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	09/30/2020
Risk factors	RWA_{MPAD}
Interest Rates	**30,333**
Fixed rate denominated in reais (RWA_{JUR1})	1,710
Foreign exchange linked interest rate (RWA_{JUR2})	15,315
Price index linked interest rate (RWA_{JUR3})	13,308
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**518**
Exchange rates (RWA_{CAM})	**1,703**
Commodity prices (RWA_{COM})	**2,301**
Total	**34,855**

The increase in the Market Risk-Weighted Assets (RWA_{MPAD}) was driven by a variation in the General Interest Rate Risk.

19

Itaú Unibanco

Risk and Capital Management – Pillar 3

MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA)

In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the prudential conglomerate that are presented in the following table:

Institution Model considered for Market Risk

Aj Tĺtulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR

Banco Investcred Unibanco S.A. VaR and Stressed VaR

Banco Itaú Argentina S.A. VaR and Stressed VaR

Banco Itaú BBA S.A. VaR and Stressed VaR

Banco Itaú Consignado S.A. VaR and Stressed VaR

Banco Itaú Veĺculos S.A. VaR and Stressed VaR

Banco ItauBank S.A. VaR and Stressed VaR

Banco Itaucard S.A. VaR and Stressed VaR

Banco Itauleasing S.A. VaR and Stressed VaR

Dibens Leasing S.A. - Arrendamento Mercantil VaR and Stressed VaR

FIDC Nao Padronizados NPL I VaR and Stressed VaR

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento VaR and Stressed VaR

Fundo Crédito Universitário FIDC I VaR and Stressed VaR

Fundo Crédito Universitário FIDC II VaR and Stressed VaR

Fundo De Invest Dir Creditórios Não Padron NPL II VaR and Stressed VaR

Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel VaR and Stressed VaR

Fundo Even II Kinea FII VaR and Stressed VaR

Fundo Fortaleza de Investimento Imobiliário VaR and Stressed VaR

Fundo Kinea Ações VaR and Stressed VaR

Goal Performance VaR and Stressed VaR

Goal Performance II VaR and Stressed VaR

Hipercard Banco Múltiplo S.A. VaR and Stressed VaR

Intrag Distribuidora de Tĺtulos e Valores Mobiliários Ltda. VaR and Stressed VaR

Iresolve Companhia Securitizadora de Créditos Financeiros S.A. VaR and Stressed VaR

Itaú Administradora de Consórcios Ltda. VaR and Stressed VaR

Itaú Bank & Trust Bahamas Ltd. VaR and Stressed VaR

Itaú Bank & Trust Cayman Ltd. VaR and Stressed VaR

Itaú Bank, Ltd. VaR and Stressed VaR

Itaú BBA USA Securities Inc. VaR and Stressed VaR

Itaú Cia. Securitizadora de Créditos Financeiros VaR and Stressed VaR

Itaú Corretora de Valores S.A. VaR and Stressed VaR

Itaú Distribuidora de Tĺtulos e Valores Mobiliários S.A. VaR and Stressed VaR

Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado VaR and Stressed VaR

Itaú Unibanco Holding S.A. VaR and Stressed VaR

Itaú Unibanco Holding S.A., Grand Cayman Branch VaR and Stressed VaR

Itaú Unibanco S.A. VaR and Stressed VaR

Itaú Unibanco S.A., Grand Cayman Branch VaR and Stressed VaR

Itaú Unibanco S.A., Nassau Branch VaR and Stressed VaR

Itaú Unibanco S.A., Tokyo Branch VaR and Stressed VaR

Itaú Unibanco Veĺculos Administradora de Consórcios Ltda. VaR and Stressed VaR

Itaú Valores S.A. VaR and Stressed VaR

Itauvest Distribuidora de Tĺtulos e Val. Mobiliários S.A. VaR and Stressed VaR

ITB Holding Ltd. VaR and Stressed VaR

Kinea Ações Fundo de Investimento em Ações VaR and Stressed VaR

Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações VaR and Stressed VaR

Kinea CO-investimento Fundo de Investimento Imobiliario VaR and Stressed VaR

Kinea I Private Equity FIP Multiestrategia VaR and Stressed VaR

Kinea II Macro Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR

Kinea KP Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR

Kinea Oportunidade FI RF Credito Privado VaR and Stressed VaR

Kinea Ventures FIP VaR and Stressed VaR

Licania Fund Limited VaR and Stressed VaR

Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento VaR and Stressed VaR

Microinvest S.A. Soc. de Crédito a Microempreendedor VaR and Stressed VaR

Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior VaR and Stressed VaR

RedeCard S.A. VaR and Stressed VaR

RT Itaú DJ Tĺtulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR

RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento VaR and Stressed VaR

RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento VaR and Stressed VaR

Itaú Unibanco

Risk and Capital Management – Pillar 3

Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On 09/30/2020, VaR represented 30% of the capital requirement, while the stressed VaR represented 70%. The same methodology is used for management purposes, that is, there are no differences between the managerial and regulatory models.

In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative.

Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco’s portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while non- linear operations are recalculated using historical returns.

In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested.

In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis.

The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis.

Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model’s limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data.

Itaú Unibanco

Risk and Capital Management – Pillar 3

MR2: RWA flow statements of market risk exposures under an IMA

Exposures subject to market risk

The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement.

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWA_{MINT} - 06/30/2020	**6,716**	**4,549**	**12,723**	**23,988**
Movement in risk levels	(2,466)	2,967	-	501
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	(1,144)	(377)	-	(1,521)
Other	-	-	1,346	1,346
RWA_{MINT} - 09/30/2020	**3,106**	**7,139**	**14,069**	**24,314**

The increase in RWA_{MINT} compared to the previous quarter was mainly due to the decrease of the diversification effect between the positions held by Itaú Unibanco.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	09/30/2020
VaR (10 days, 99%)	
Maximum value	112
Average value	58
Minimum value	37
Quarter end	39
Stressed VaR (10 days, 99%)	
Maximum value	437
Average value	208
Minimum value	105
Quarter end	128

The quarter-end VaR and stressed VaR decreased when compared to the previous quarter due to reduced market volatility and lower exposure to interest rates.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and

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Itaú Unibanco

Risk and Capital Management – Pillar 3

- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results.



VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

The Backtesting presented two exceptions in relation to the hypothetical results and two exceptions in relation to the actual results in the period. This number of exceptions falls within the green range.

The exceptions in relation to the hypothetical result occurred on 03/09/2020 and 03/11/2020, in the amounts of R$ 48.5 million and R$ 4.5 million, respectively. These excesses were caused by the increased level of market volatility due to the COVID-19 pandemic.

Regarding the actual result, the exceptions occurred on 03/09/2020 and 03/12/2020, in the amounts of R$ 68.3 million and R$ 32.7 million, respectively. These excesses were caused by the increased level of market volatility due to the COVID-19 pandemic.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading + Banking

R$ million								09/30/2020
	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	104,468	(185,880)	30,760	(18,938)	34,569	(35,140)	66,508	(127,798)
Foreign Exchange	152,250	(176,641)	48,183	(64,753)	27,522	(35,197)	375,423	(370,937)
Equities	4,937	(6,433)	3,693	(3,652)	38	(4,341)	-	-
Commodities	1,974	(2,154)	-	(10)	167	-	-	-

23

Itaú Unibanco

Risk and Capital Management – Pillar 3

Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters.

• Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;

• Market Risk;

• Credit Risk;

• Operational risk;

• Liquidity risk.

In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums.

The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Social and Environmental Risk

Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities, according to CMN Resolution 4,327/14.

The Social and Environmental Responsibility and Sustainability Policy (PRSA) establishes the guidelines, strategies and main principles for social and environmental management, starting from institutional issues, and addressing, through specific procedures, the most relevant risks to the institution’s operation.

Mitigation actions on social and environmental risk are carried out through the mapping of processes, risks and controls, the monitoring of new regulations on the subject, and the listing of occurrences in internal databases. In addition to identification, the stages of prioritization, risk response, monitoring and reporting of the assessed risks complement the management of this risk at Itaú Unibanco.

The management of this risk is carried out by the first line of defense, business areas that manage it in their daily activities, following the PRSA guidelines, manuals and specific procedures supplemented by the specialized assessment of the dedicated teams of Corporate Compliance, Modeling and Credit Risk and Legal and Institutional department, which work integrated in the management of all the dimensions of Social and Environmental Risk linked to the conglomerate activities. Business units also have the governance for the approval of new products and services, which includes the social and environmental risk assessment, that ensures the compliance in the new products and processes employed by the institution, as well as with specific social and environmental processes applicable to the institution’s own operation (equity, branch infrastructure and technology), suppliers, credit, investments and key subsidiaries. The second line of defense, in turn, is represented by Modeling and Credit Risk, Internal Controls, as well as Compliance, through the Social and Environmental Risk Management, which supports and ensures the governance of the activities of the first line. The third line of defense, composed of Internal Audit, acts independently, carrying out the mapping and assessment of the risk’s management, controls and governance.

The Social and Environmental Risk Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for debating and deciding on institutional and strategic issues, as well as deciding on products, operations, services, among others, that involve Social and Environmental Risk, including Climate Risk.

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Risk and Capital Management – Pillar 3

Itaú Unibanco constantly seeks to evolve in the management of social and environmental risk, always attentive to the challenges demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Pact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), the Task Force on Climate-Related Financial Disclosures (TCFD), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution i n the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

Model Risk

The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model.

The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit appro val, pricing, volatility curve estimation, calculation of capital, among others.

Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks.

Regulatory or Compliance Risk

Regulatory or Compliance risk is the risk associated with any nature, financial losses or damage to reputation, arising from non-compliance with external or internal standards, commitments to regulators, codes of self- regulation, methods or codes of conduct related to the activities of the Conglomerate.

This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directe d at adherence to the regulatory requirements and codes of ethics.

This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self- regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies.

Reputational Risk

Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank’s reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company’s staff or even the license to operate.

The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture

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and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicia l authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training employees.

In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars:

• Client Identification Process;

• Know Your Customer (KYC) Process;

• Know Your Partner (KYP) Process;

• Know Your Supplier (KYS) Process;

• Know Your Employee (KYE) Process;

• Assessment of New Products and Services;

• Monitoring of Transactions;

• Reporting Suspicious Transactions to the Regulatory Bodies; and

• Training.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts.

In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities.

Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, to the monitoring of operations and thus the minimization of the risk of a security incident.

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The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security.

Country Risk

The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country.

Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits.

Business and Strategy Risk

Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks.

Contagion Risk

Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract.

Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports.

It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers, controlled and related entities (as defined in Res. 4,693 / 18), investments in non-consolidated entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution.

Itaú Unibanco internally classifies its risk events in:

• Internal fraud;

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• External fraud;

• Labor claims and deficient security in the workplace;

• Inadequate practices related to clients, products and services;

• Damages to own physical assets or assets in use by Itaú Unibanco;

• Interruption of Itaú Unibanco’s activities;

• Failures in information technology (IT) systems, processes or infrastructure;

• Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way.

The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives.

In line with CMN Resolution 4,557, the document “Public Report – Integrated Management of Operational Risk /Internal Controls/Compliance”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

Crisis Management and Business Continuity

Itaú Unibanco’s Business Continuity Program is designed to anticipate and respond at an acceptable level to events that may interrupt its essential activities. It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are:

• Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems;

• Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable;

• Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses.

In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, a t least once a year.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution:

• Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services.

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• Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings.

In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses.

Independent Validation of Risk Models

Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent.

The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include:

• Verification of mathematical and theoretical development of the models;

• Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical;

• When applicable, comparison with alternative models and international benchmarks;

• Historical Backtesting of the model;

• The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program.

The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion.

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Glossary of Acronyms

A

• ARF – Área de Riscos e Finanças (Risk and Finance Department)

• ASF – Available Stable Funding

• AT1 – Additional Tier 1 Capital

• AVA – Avaliação de Vulnerabilidade e Ameaças (Threats and Vulnerabilities Analysis)

B

• BACEN - Banco Central do Brasil (Central Bank of Brazil)

• BCP – Business Continuity Plan

• BIA – Business Impact Analysis

• BIS – Bank for International Settlements

C

• CCR – Counterparty Credit Risk

• CDP – Carbon Disclosure Project

• CEM - Current Exposure Method

• CEO - Chief Executive Officer

• CET 1 - Common Equity Tier I

• CGRC - Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee)

• CMN - Conselho Monetário Nacional (National Monetary Council)

• Comef - Comitê de Estabilidade Financeira (Financial Stability Committee)

• CRO - Chief Risk Officer

• CVA - Credit Valuation Adjustment

D

• DLP - Long- Term Liquidity Statement

• DRL - Liquidity Risk Statement

• D-SIB - Domestic Systemically Important Banks

• DV - Delta Variation

E

• EP – Equator Principles

F

• FIDC – Credit Rights Investment Funds

• FCC - Credit Conversion Credit

G

• GAP - Gap Analysis

• GDP - Gross Domestic Product

• GHG – Greenhouse Gas Protocol

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- Greeks – Sensitivities to Various Risk Factors
- G-SIB – Global Systemically Important Banks

H

- HQLA – High quality liquid assets

I

- ICAAP - Internal capital adequacy assessment process
- IT – Information Technology

K

- KYC – Know your Customer
- KYP – Know your Partner
- KYS – Know your Supplier
- KYE – Know your Employee

L

- LCR – Liquidity Coverage Ratio

M

- MtM - Mark to Market

N

- NSFR – Net Stable Funding Ratio

P

- PR - *Patrimônio de Referência* (Total Capital)
- PRI – Principles for Responsible Investments
- PRSA – *Política de Sustentabilidade e Responsabilidade Socioambiental* (The Social and Environmental Responsability and Sustentabily Policy)

Q

- QCCP – Qualified Central Counterparties

R

- RA – Leverage Ratio
- RAS - Risk Appetite Statement
- RSF – Required Stable Funding
- RWA - Risk Weighted Assets
- RWA_{CPAD} - Portion relating to exposures to credit risk
- RWA_{MINT} - Portion relating to exposures to market risk, using internal approach
- RWA_{MPAD} - Portion relating to exposures to market risk, calculated using standard approach
- RWA_{OPAD} - Portion relating to the calculation of operational risk capital requirements

S

- SA – Joint-Stock Company
- SA-CCR – Standardised Approach to Counterparty Credit Risk

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• SFN – Sistema Financeiro Nacional (National Financial System)

• SOC – Security Operation Center

T

• TLAC – Total Loss-Absorbing Capacity

• TVM - Tĺtulos de valores mobiliários (Securities)

V

• VaR - Value at Risk

Glossary of Regulations

• BACEN Circular No. 3,354, of June 27th, 2007

• BACEN Circular No. 3,644, of March 4th, 2013

• BACEN Circular No. 3,646, of March 04th, 2013

• BACEN Circular No. 3,674, of October 31st, 2013

• BACEN Circular No. 3,748, of February 26th, 2015

• BACEN Circular No. 3,749, of March 05th, 2015

• BACEN Circular No. 3,846, of September 13rd, 2017

• BACEN Circular No. 3,869, of December 19th, 2017

• BACEN Circular No. 3,930, of February 14th, 2019

• BACEN Circular Letter No. 3,706 of May 05th, 2015

• BACEN Circular Letter No. 3,907 of September 10th, 2018

• BACEN Communication No. 36.127, 2020.

• CMN Resolution No. 4,192, of March 1st, 2013

• CMN Resolution No. 4,193, of March 1st, 2013

• CMN Resolution No. 4,327, of April 25th, 2014

• CMN Resolution No. 4,502, of June 30th, 2016

• CMN Resolution No. 4,557, of February 23rd, 2017

• CMN Resolution No. 4,589, of June 29th, 2017

• CMN Resolution No. 4,693, of October 29th, 2018

• CMN Resolution No. 4,783, of March 6th, 2020

Itaú Unibanco